UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                     )*
SEANERGY MARITIME CORP.

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
Y 73760103

(CUSIP Number)
Evan Breibart
11 Poseidonos Avenue
Athens 167 77 Greece
+30 210 8910 170

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 20, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1 (f) or Rule 13d-1(g), check the following box. ☐
*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y 73760103	Page	2	of	13

1	NAMES OF REPORTING PERSONS United Capital Investments Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Liberia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,500,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		687,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

(1)	Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2008.

CUSIP No.	Y 73760103	Page	3	of	13

1	NAMES OF REPORTING PERSONS Atrion Shipbuilding Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,500,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		687,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

(2)	Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2008.

CUSIP No.	Y 73760103	Page	4	of	13

1	NAMES OF REPORTING PERSONS Plaza Shipbuilding Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,500,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		687,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

(3)	Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2008.

CUSIP No.	Y 73760103	Page	5	of	13

1	NAMES OF REPORTING PERSONS Comet Shipholding Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,500,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		687,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.2%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

(4)	Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2008.

CUSIP No.	Y 73760103	Page	6	of	13

1	NAMES OF REPORTING PERSONS Georgios Koutsolioutsos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Greece

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,500,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,310,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.2%(5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

(5)	Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2008.

CUSIP No.	Y 73760103	Page	7	of	13

1	NAMES OF REPORTING PERSONS Alexios Komninos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Greece

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,500,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		302,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.2%(6)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

(6)	Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2008.

CUSIP No.	Y 73760103	Page	8	of	13

1	NAMES OF REPORTING PERSONS Ioannis Tsigkounakis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Greece

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,500,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		137,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.2%(7)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

(7)	Calculated based upon 28,600,000 shares of Common Stock of the Issuer outstanding as of May 8, 2008, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2008.

CUSIP No.	Y 73760103	Page	9	of	13

ITEM 1.	Security and Issuer.
     This statement relates to the common stock, par value $0.0001 per share (“Common Stock”) issued by Seanergy Maritime Corp., a Marshall Islands corporation (the “Issuer”), whose principal executive offices are located at c/o Vgenopoulos and Partners Law Firm, 15 Filikis Eterias Square, Athens, 106 73, Greece.

ITEM 2.	Identity and Background.
     (a) — (c), (f) This statement is being filed by each of the persons identified below (collectively the “Reporting Persons”):

Jurisdiction of
Incorporation or
Place of
Name	Address	Citizenship	Occupation
United Capital	c/o 11 Poseidonos Avenue	Liberia	N/A
Investments Corp.	16777 Elliniko Athens, Greece Attention: Dale Ploughman
Atrion Shipbuilding Corp.	c/o 11 Poseidonos Avenue	Marshall Islands	N/A
16777 Elliniko Athens, Greece Attention: Dale Ploughman
Comet Shipholding Inc.	c/o 11 Poseidonos Avenue	Marshall Islands	N/A
16777 Elliniko Athens, Greece Attention: Dale Ploughman
Bella Restis (1)	c/o 11 Poseidonos Avenue	Greece	Business and Philanthropy
16777 Elliniko Athens, Greece
Claudia Restis (1)	c/o 11 Poseidonos Avenue	Greece	Business and Philanthropy
16777 Elliniko Athens, Greece
Katia Restis (1)	c/o 11 Poseidonos Avenue	Greece	Business and Philanthropy
16777 Elliniko Athens, Greece
Victor Restis (1)	c/o 11 Poseidonos Avenue	Greece	Business and Philanthropy
16777 Elliniko Athens, Greece
Georgios Koutsolioutsos	c/o Vgenopoulos and Partners	Greece	Vice President, Folli
	Law Firm		Follie, S.A. and
	15 Filikis Eterias Square		Chairman of the Board of
	Athens, 106 73, Greece		Issuer
Alexios Komninos	c/o Vgenopoulos and Partners	Greece	Chief Operating Officer,
	Law Firm		N. Komninos Securities,
	15 Filikis Eterias Square		S.A. and Chief Financial
	Athens, 106 73, Greece		Officer of Issuer
Ioannis Tsigkounakis	c/o Vgenopoulos and Partners	Greece	Attorney with
	Law Firm		Vgenopoulos and Partners
	15 Filikis Eterias Square		Law Firm and Secretary
	Athens, 106 73, Greece		of Issuer

(1)	The listed person is a shareholder of each of the corporate Reporting Persons.

CUSIP No.	Y 73760103	Page	10	of	13
     (d) — (e) None of the Reporting Persons has during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.
     As of the date hereof the Reporting Persons collectively may be deemed to beneficially own 5,500,000 shares of common stock (the “Shares”). The amount of shares beneficially owned does not include shares of common stock issuable upon exercise of warrants purchased either directly from the Issuer in a private offering, which closed prior to the Issuer’s initial public offering, or pursuant to the terms of the SPA (as hereinafter defined).
     The total cost for the Shares the Reporting Persons may be deemed to beneficially own is as follows:

Name	Number of Shares	Purchase Price
United Capital Investments Corp.	687,500	US$6,250,000.00
Atrion Shipbuilding Corp.	687,500	US$6,250,000.00
Plaza Shipbuilding Corp.	687,500	US$6,250,000.00
Comet Shipholding Inc.	687,500	US$6,250,000.00
Georgios Koutsolioutsos	2,310,000	US$ 11,550.00
Alexios Komninos	302,500	US$ 1,512.50
Ioannis Tsigkounakis	137,500	US$ 687.50
     No borrowed funds were used to purchase the Shares.

ITEM 4.	Purpose of Transaction.
     On May 20, 2008, the Investors (as hereinafter defined), on the one hand, and Messrs. Panagiotis and Simon Zafet, on the other hand, entered into a stock purchase agreement (the “SPA”), a copy of which is attached hereto as Exhibit 1 and the terms of which are incorporated herein by reference, pursuant to which Messrs. Panagiotis and Simon Zafet agreed to sell to the Investors an aggregate of 2,750,000 shares (the “Purchased Shares”) of the Issuer’s Common Stock and 8,008,334 warrants to purchase shares of the Issuer’s Common Stock (the “Warrants” and collectively with the Purchased Shares, the “Securities”) for an aggregate purchase price of $25,000,000.00.
     The purpose of the transactions contemplated by the SPA was to effect shared control of the management of the Issuer.
     Concurrently with the closing of the purchase of shares of common stock pursuant to the SPA (the “Closing”), Messrs. Panagiotis and Simon Zafet, George Hamawi and Roland Beberniss resigned as executive officers and/or directors of the Issuer, as the case may be. Immediately following the Closing, the Board of Directors of the Issuer appointed Mr. Dale Ploughman as Chief Executive Officer and director and Mr. Koutsolioutsos as Chairman. The Board of Directors also elected Mr. Kostas Koutsoubelis as a director of the Issuer.

CUSIP No.	Y 73760103	Page	11	of	13
The Issuer’s bylaws were amended to increase the size of the Board of Directors to up to 13 members and to correct certain notice provisions. In addition, the Board of Directors established a shipping committee of three directors and delegated to it exclusive authority to consider and vote upon all matters involving shipping and ship finance. As a result of these changes to the composition of the Board of Directors, the members of the Board of Directors of the Issuer currently are Messrs. Ploughman, Koutsoubelis, Koutsolioutsos, Komninos, Tsigkounakis and Culucundis. Additional directors will be appointed or elected to the Board of Directors in accordance with the voting agreement described below.
     In addition, concurrently with the Closing under the SPA, the Issuer, Searnergy Merger Sub, a wholly owned subsidiary of the Issuer (“Merger Sub”), United Capital Investments Corp., Atrion Shipbuilding Corp., Plaza Shipbuilding Corp., and Comet Shipbuilding Inc. (collectively, the “Investors”) and certain sellers affiliated with the Investors entered into a master agreement (the “Master Agreement”) pursuant to which each seller has agreed to sell, and Merger Sub, through its nominated subsidiaries, has agreed to purchase, six vessels, subject to approval of the Issuer’s shareholders. In addition, the Issuer agreed to seek shareholder approval for its merger with and into Merger Sub, with Merger Sub surviving the merger.
     Except as set forth above, no Reporting Plan has no present plans or proposals which relate to or would result in the occurrence of any of the events described in Item 4 (a) through (j) of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.
     (a) - (b) As of the date hereof, the Reporting Persons beneficially ownership is as set forth below:

	Percentage of
	Shares Beneficially	Voting		Dispositive
Name	Owned	Sole	Shared	Sole	Shared
United Capital Investments Corp.	19.2%	0	5,500,000	687,500	0
Atrion Shipbuilding Corp.	19.2%	0	5,500,000	687,500	0
Plaza Shipbuilding Corp.	19.2%	0	5,500,000	687,500	0
Comet Shipholding Inc.	19.2%	0	5,500,000	687,500	0
Georgios Koutsolioutsos	19.2%	0	5,500,000	2,310,000	0
Alexios Komninos	19.2%	0	5,500,000	302,500	0
Ioannis Tsigkounakis	19.2%	0	5,500,000	137,500	0
     (c) On May 20, 2008, the Investors, on the one hand, and Messrs. Panagiotis and Simon Zafet, on the other hand, entered into the SPA, pursuant to which Messrs. Panagiotis and Simon Zafet agreed to sell to the Investors the Securities for an aggregate purchase price of $25,000,000.00. The Securities are subject to restrictions on transfer, and as a result, each of Messrs. Panagiotis and Simon Zafet transferred his beneficial interests in the Securities to the Investors, subject to a delayed recording of the transfer and delivery of the Securities, as required by the agreements pursuant to which the Securities are restricted.

CUSIP No.	Y 73760103	Page	12	of	13

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Concurrently with entering into the SPA, the Issuer, the Issuer’s former Chief Executive Officer and Co-Chairman of the Board of Directors, Mr. Panagiotis Zafet, and the Issuer’s former Chief Operating Officer and director, Mr. Simon Zafet, the Investors and Georgios Koutsolioutsos, Alexios Komninos and Ioannis Tsigkounakis (Messrs Koutsolioutsos, Komninos and Tsigkounakis are collectively referred to as the “Insiders”) entered into a voting agreement (the “Voting Agreement”), a copy of which is attached hereto as Exhibit 2 and the terms of which are incorporated herein by this reference. Because the Securities sold by Messrs. Panagiotis and Simon Zafet to the Investors could not be transferred of record to the Investors until the applicable lock-up period associated with the Securities expired, they are parties to the Voting Agreement.
     The Voting Agreement applies with respect to the voting of the Purchased Shares, the shares of the Issuer’s Common Stock issuable to the Investors pursuant to the terms of the Master Agreement and to the shares of the Issuer’s Common Stock issued to the Insiders prior to the Issuer’s initial public offering. The Voting Agreement does not apply to shares of the Issuer’s Common Stock issuable upon exercise of warrants or to shares of the Issuer’s Common Stock purchased in the open market.
     Under the terms of the Voting Agreement for a period of up to two years: (i) each of the Investors and the Insiders has the right to nominate, and each such other party shall vote its shares in favor of, the election of six directors appointed by the other group, and (ii) the Investors and the Insiders shall jointly nominate the thirteenth director. Notwithstanding the foregoing, in the event that either the Investors’ or the Insiders’ ownership of Common Stock subject to the Voting Agreement falls below certain agreed to thresholds, then the other group shall have the right to terminate the Voting Agreement prior to the expiration of the two-year term. In addition, the Voting Agreement provides that upon request of the Investors, the Issuer shall cause its officers, other than Mr. Ploughman, to resign as officers and the Investors shall have the right to appoint such officers’ replacements.

ITEM 7.	Materials to be Filed as Exhibits.
1.	Stock Purchase Agreement dated May 20, 2008.

2.	Voting Agreement dated May 20, 2008.

3.	Joint Filing Agreement dated May 30, 2008 among United Capital Investments Corp., Atrion Shipbuilding Corp., Plaza Shipbuilding Corp., Comet Shipholding Inc., Georgios Koutsolioutsos, Alexios Komninos, Ioannis Tsigkounakis.

CUSIP No.	Y 73760103	Page	13	of	13
Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: May 30, 2008

UNITED CAPITAL INVESTMENTS CORP.
By:	/s/ Evan Breibart
	Name:	Evan Breibart
	Title:	Attorney-in-Fact

ATRION SHIPBUILDING CORP.
By:	/s/ Evan Breibart
	Name:	Evan Breibart
	Title:	Attorney-in-Fact

PLAZA SHIPBUILDING CORP.
By:	/s/ Evan Breibart
	Name:	Evan Breibart
	Title:	Attorney-in-Fact

COMET SHIPHOLDING INC.
By:	/s/ Evan Breibart
	Name:	Evan Breibart
	Title:	Attorney-in-Fact

/s/ Georgios Koutsolioutsos
Georgios Koutsolioutsos

/s/ Alexios Komninos
Alexios Komninos

/s/ Ioannis Tsigkounakis
Ioannis Tsigkounakis